

Mail Stop 4631

July 24, 2009

By U.S. Mail

Steven R. Lacy, Esq.
Senior Vice President, Administration,
General Counsel and Secretary
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

Re: Koppers Holdings Inc.
Registration Statement on Form S-3
Filed July 1, 2009
File No. 333-160399

Dear Mr. Lacy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that one or more of your subsidiaries may issue the debt securities and that guarantees of the debt securities may be provided by Koppers Holdings Inc. or certain subsidiaries of the registrant. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements.

Registration Statement Cover Page

2.   We note from footnote (1) to the fee table that you may sell the securities covered by the registration statement separately or as units. Please revise the registration statement to include any units that you may offer and sell pursuant to the registration statement. At a minimum, please revise the fee table and the prospectus cover page to include the units and add a description of the units to the prospectus.

Prospectus Cover Page

3.   Please revise the prospectus cover page to include the guarantees listed in the fee table and to clarify that, in addition to Koppers Holdings Inc., the co-registrants may issue debt securities and provide guarantees.

Exhibit Index, page II-20

4.   Please add to the exhibit index the deposit agreement for the depositary shares.

Exhibit 5.1 - Opinion of Reed Smith LLP

5.   Please have counsel revise its opinion to include any units covered by the registration statement. In addition, please have counsel provide an opinion that the warrants covered by the registration statement will be binding obligations of the registrant. Finally, we note that the warrant agreements and certain rights concerning the indentures are governed by New York law. We further note that counsel's opinion is limited to federal law and Pennsylvania law. Please provide an opinion of counsel regarding the indentures and warrant agreements under New York law.

Exhibit 4.12 - Indenture for Senior Debt Securities and Exhibit 4.13 - Indenture for Subordinated Debt Securities

6.   For each indenture, please add a cross-reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601(b)(4)(iv)(B) of Regulation S-K.

7.   We note that the form indentures filed as exhibits to the registration statement do not appear to contain provisions for guarantees. Since the registration statement contemplates the possible issuance of guarantees, please tell us why the indentures lack guarantee provisions.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Hannah Frank, Esq. (Via Facsimile 412-288-3063)